July 10, 2024

Swee Kheng Chua
Chief Executive Officer
Concorde International Group Ltd.
3 Ang Mo Kio Street 62, #01-49 LINK@AMK
Singapore 569139

       Re: Concorde International Group Ltd.
           Amendment No.1 to Draft Registration Statement on Form F-1 Submitted June 27, 2024
           CIK No. 0002001794
Dear Swee Kheng Chua:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
April 16, 2024 letter.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted June 27,
2024
Capitalization, page 36

1.     Please revise to include indebtedness in your capitalization. Refer to
Item 3B of Form 20-
       F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 43

2. We note revenue from I-Guarding Services increased 111% and accounted for 98% of total revenue in 2023. Disclosure indicates "the increase was primarily due to growth in clientele and secured new contracts with customers." Please tell us how you measure growth in clientele and what key performance indicators or key variables management
 July 10, 2024
Page 2

       uses to monitor your ability to grow and attract new customers. Additionally, please explain your consideration of including a quantified discussion of such measures to provide context and enhance a readers understanding. We refer you to SEC Release 33-
       10751.
3. Please quantify factors primarily responsible for changes. When a change is attributable to more than one factor, please quantify each material component. For example, we note your discussion of other income, employee benefits expenses, and distribution expenses identifies underlying factors, often more than one, that caused changes in the various line items without quantification. Refer to Item 5 of Form 20-F and SEC Release
       No. 33-8350.
4. We refer you to your discussion of costs and expenses, in particular "Others" on page 45.
       Please explain the nature of the "unrealized exchanged loss" and how it relates to the increase in license fee.
Liquidity and Capital Resources, page 45

5. We note your response to comment 8 and reissue it in full. As previously requested, please discuss in the liquidity section the debt summarized in footnote 10 to the financial statements.
Related Party Transactions, page 78

6. We note your response to comment 9 and reissue in full. As previously requested, please provide all of the information required by Item 404 of Regulation S-K. We particularly note the requirements of Item 404(a)(1) and Item 404(a)(2). Description of Share Capital, page 79

7. We note your revised disclosure pursuant to comment 1 and reissue in part. Please revise your Description of Share Capital section to disclose that you will be a controlled
       company    under the Nasdaq Capital Market or the NYSE American and that you intend to
       avail yourself of the controlled company exemptions under the Nasdaq or NYSE rule, and provide cross references to applicable risk factors.
Report of Independent Registered Accounting Firm, page F-2

8. We note the disclosure on page 5 which states that your independent registered public accounting firm expressed substantial doubt regarding your ability to continue as a going concern. This appears to be inconsistent with audit opinion issued by your independent registered public accounting firm. Please clarify or revise.
3. Significant accounting policies
3.4 Revenue recognition,, page F-11

9. We note your revised disclosure in response to prior comment 11 noting it does not appear to address our comment, therefore it is being reissued. We note your disclosure in
       (b) that I-Guarding (including, installation and maintenance services) still appears to give prominence to and indicate a majority of your I-Guarding Services are recognized at a point in time. This disclosure appears to be inconsistent with the table that presents
       "timing of transfer of goods or services" on page F-31 which states that a majority of the
 July 10, 2024
Page 3

       revenue is recognized over time. Please clarify or revise. In addition, we note per the disclosure on page 63 that 96% of the revenues were generated by annual recurring contracts. Please tell us how you determined your revenue recognition policy, including your consideration of revenue recognition over time, is in accordance with IFRS 9
       paragraphs 35   37.
Notes to the Consolidated Financial Statements
14. Earnings/(Loss) per share, page F-31

10. We note your calculation of earning per share is based on weighted average number of
       100,000 shares outstanding. This appears to be inconsistent with the disclosure in Note 13 on page F-30 which shows one share issued and outstanding and the The Offering summary on page 10 which indicates the ordinary shares outstanding
       immediately before the offering are zero Class A shares and 20,888,886 Class B shares.
       Please explain the number of shares issued and outstanding as of the balance sheet date and tell us how you a calculated the weighted average shares outstanding for earnings per share.
       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Louis A. Bevilacqua